UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               City Network, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   46129V-10-0
                                 (CUSIP Number)


Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 5, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

                                       13D
---------------------
CUSIP NO. 46129V-10-0
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1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alice Chen
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
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3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO - Please see item 3 for a description of the transaction.
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

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6   CITZENSHIP OR PLACE OF ORGANIZATION

    Taiwan, ROC
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                  7  SOLE VOTING POWER
                     2,066,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,066,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,066,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $.001 per share ("Common Stock"), of City Network, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is 2F-1, No. 16, Jian Ba Road, Jhonghe City Taipei County 235, Taiwan, ROC.

Item 2. Identity and Background.

     (a)  This Schedule 13D is filed by Alice Chen.

     (b) Ms. Chen's business address is 2F-1, No. 16, Jian Ba Road, Jhonghe City Taipei County 235, Taiwan, ROC.

     (c) Ms. Chen is the Chairman, President and Chief Executive Officer of the Company.

     (d) During the past five years, Ms. Chen has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the past five years, Ms. Chen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Ms. Chen is a citizen of Taiwan, ROC.

Item 3. Source and Amount of Funds and Other Consideration.

     Upon resigning from the positions of Chairman, President and Chief Executive Officer of the Company, Mr. Tiao-Tsan Lai transferred 2,000,000 shares of the Common Stock to Ms. Chen without consideration.

Item 4. Purpose of Transaction.

     Ms. Chen acquired the shares for the purpose of investment.

     Ms. Chen does not have any plans or proposals which relate to or would result in:

     (a)  the acquisition by any person of additional securities of the Company;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of the Company;
     (f) any other material change in the Company's business or corporate structure;
     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;
     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
     (j)  any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

     (a) Ms. Chen is the beneficial owner of an aggregate of 2,066,000 shares of Common Stock, representing approximately 6.7% of the total issued and outstanding shares of Common Stock.

     (b) Ms. Chen has sole investment and voting power over 2,066,000 shares of Common Stock.

     (c) Other than the transaction reported in this Schedule 13D, Ms. Chen has not effected any transactions in the Common Stock of the Company in the past 60 days.

     (d) To the knowledge of Ms. Chen, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by her individually.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Ms. Chen is not a party to any contracts, arrangements, understandings or relationship with respect to the securities of the Company.

Item 7. Materials to be Filed as Exhibits.

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2006                       By: /s/ Alice Chen
                                              -------------------------------
                                           Name: Alice Chen